EXHIBIT 99.1

Student Transportation Inc. Makes Highly Strategic Minority Investment in Rideshare Service Provider HopSkipDrive

North American Leader in School Transportation Partners with Technology-based, Child-focused Ridesharing Platform in a Disruptive Move

WALL, N.J., Nov. 21, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) today announced that a subsidiary of the company’s Managed Services Group (MSG) has closed on a strategic investment in the Los Angeles-based company HopSkipDrive, the leading rideshare service for children. HopSkipDrive provides customized transportation services to meet the diverse needs of today’s school children and busy families. HopSkipDrive knows the challenges of getting students to sports, band practice, the doctor’s office, volunteer activities, and school enhancement activities and has designed a ridesharing service that revolutionizes the definition of student transportation.

Thomas Kominsky, Chief Growth Officer of STI, who will lead the company’s investment in HopSkipDrive, stated, “STI’s Managed Services Group is excited to partner with such an innovative disruptor like HopSkipDrive while assisting them in building new markets through our established processes and go-to-market strategies. HopSkipDrive is perfectly congruent with our MSG strategy; a non-asset market leader that builds upon our core competencies and pulls us into new markets and revenue channels. Extending our expertise in safety, training, maintenance, and driver recruitment will immediately create value by enhancing a lot of what HopSkipDrive is already doing.”

HopSkipDrive is the safe and dependable ridesharing service that helps parents get their kids where they need to go when they're not able to do so themselves. Founded by three working moms who understand the challenges busy families face, HopSkipDrive puts parents in control with notifications at pickup and drop off, personalized code words for pickups, monitored driver behavior, and a live customer service team committed to getting kids to their destination safely and on-time. Drivers, called ‘CareDrivers’, are owner-operators of their vehicles, but are carefully vetted, screened, trained and go through extensive background compliance checks prior to providing service. HopSkipDrive’s technology provides ease of use and the comforts of safety and security.

“HopSkipDrive is thrilled to partner with STI, a company whose reputation for transporting K-12 students to and from schools safely and dependably every day is bar none,” said Joanna McFarland, CEO of HopSkipDrive. “We help get thousands of kids to and from school and have partnered with hundreds of schools to offer innovative rideshare and carpool solutions. STI transports 1.25 million children to and from school every day and their investment and partnership is a great validation of not only our service but also our commitment to safety.”

Kominsky continued, “HopSkipDrive fits perfectly into our ‘technology-forward’ services-based strategy of serving an organization’s diverse transportation needs. We both take significant pride in delivering high levels of customer service while providing the safest, most reliable transportation. This partnership is the proverbial win-win and we look forward to the successful outcomes for the parents, kids and larger organizations it will deliver.”

STI Chairman and CEO Denis Gallagher will join the Board of Directors of HopSkipDrive, bringing over 40 years experience as a leader and entrepreneur in the student transportation industry. “I’m thrilled to work with Joanna and her team to develop this business, and provide strategic oversight to help her grow and expand the overall rideshare market for children,” stated Mr. Gallagher, who is joined by Rick Heitzmann (FirstMark Capital), Greg Bettinelli (Upfront Ventures) and Greg Steiner (eHarmony) on HopSkipDrive’s Board of Directors. “This is a very unique situation where a strategic player such as STI has now partnered with an industry disruptor, HopSkipDrive, which is backed by some of the most innovative technology-focused venture capital firms that have successful track records of building new businesses. Together, we are excited to create an improved industry model that meets the standards parents and schools are seeking for safe, secure and reliable transportation for their children.”

For more information on Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school transportation, safety and fleet services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com